PENN VIRGINIA CORPORATION

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

July 22, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-204160) (the “Registration Statement”) of Penn Virginia Corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on Thursday, July 23, 2015 at 4:30 p.m., New York Time, or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (610) 687-2284 or Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036 with any questions regarding this matter.

[Signature page follows]

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Nancy M. Snyder
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

cc:	Paul Monsour (Securities and Exchange Commission)
Adorys Velazquez (Vinson & Elkins L.L.P.)